Exhibit 10.1

Execution Version

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of October 27, 2016, by and between Fred B. Parks (“Executive”) and Analogic Corporation (the “Company”).

WITNESSETH THAT:

WHEREAS, the Company desires to employ Executive in an executive capacity on the terms and conditions, and for the consideration, hereinafter set forth, and Executive desires to be employed by the Company on such terms and conditions and for such consideration.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, and for other good and valuable consideration, the receipt of which is hereby acknowledged, Executive and the Company agree as follows:

1.	Effective Date. The “Effective Date” shall mean the date of this Agreement as first above written.

2.	Commencement and Nature of Employment. Executive’s employment (the “Employment Period”) will commence effective October 31, 2016 (the “Start Date”) and shall end when terminated pursuant to Section 7 of this Agreement. Such employment shall be “at will” which means that it may be terminated by either party at any time and for any reason.

3.	Position and Duties.

3.1	During the Employment Period, Executive shall (i) serve as the President and Chief Executive Officer of the Company, with such duties and responsibilities as are usually performed by the President and Chief Executive Officer of a Massachusetts corporation, (ii) report directly to the Board of Directors of the Company (the “Board”), and (iii) perform similar duties as requested or appropriate for affiliates of the Company, including without limitation any subsidiary (the “Affiliated Entities”).

3.2	During the Employment Period, Executive shall devote his full business time, energies and talents to serving in the positions described in Section 3.1 and shall perform those duties faithfully and efficiently; provided, however, that it shall not be a violation of this Section 3.2 for Executive to (i) engage in charitable, religious, educational and community activities; (ii) manage his and his family’s personal investments and affairs; (iii) participate in professional organizations; and/or (iv) serve on the boards of charitable, religious and educational entities, or on the boards of other entities with approval of the Board, provided that such activities do not interfere with the performance of Executive’s duties to the Company or represent an actual or apparent conflict of interest with Executive’s role at the Company.

4.	Compensation. During the Employment Period, the Company shall compensate Executive as follows:

4.1	Base Salary. Beginning on the Start Date, Executive shall receive an annual base salary (“Annual Base Salary”) of $650,000, payable in bi-weekly installments or otherwise in accordance with the Company’s then-current payroll practices.

4.2	Annual Incentive Program. Effective as of the Start Date, Executive shall participate in the Company’s Annual Incentive Program for its fiscal 2017 (the “FY17 AIP”) with a target award equal to one hundred percent (100%) of Executive’s Annual Base Salary on a non-prorated basis (with a guaranteed minimum FY17 AIP award of 50% of the Annual Base Salary ($325,000)) and which target bonus percentage the Company agrees not to reduce.

4.3	Restricted Stock Units. The Company shall, as of the Start Date, grant Executive such number of restricted stock units having an aggregate initial grant date value of $2.8 million as measured by the closing price of the Company’s common stock on the grant date (the “RSU Grant”). The RSU Grant shall vest (i) with respect to 50% of the RSU Grant based on the achievement of performance goals to be mutually agreed upon by the Company and Executive with respect to Q2-Q4 of FY17 and (ii) with respect to 50% of the RSU Grant based on the achievement of performance goals to be mutually agreed upon by the Company and Executive with respect to FY18; provided that if the previously referenced Q2-Q4 FY17 performance goals are not achieved, the 50% of the RSU Grant subject to such performance goals shall remain outstanding and shall vest solely to the extent that the previously referenced FY18 performance goals are achieved, and further provided in each case that the vesting shall be subject to Executive’s continued employment with the Company through each applicable vesting date. The RSU Grant shall be granted under and subject to the terms of the Company’s Amended and Restated 2009 Stock Incentive Plan. The RSU Grant shall also be subject to Executive’s acceptance of the applicable award agreement, which agreement includes a non-competition covenant.

4.4	Executive’s participation in the FY17 AIP will be according to valuation methodologies and other terms and conditions as applicable to other similarly situated executives of the Company (the “Other Executives”).

4.5	Employee Benefits. During the Employment Period, Executive shall receive four (4) weeks per year of vacation and shall be entitled to participate in such health and other benefit programs (including the Company’s Non-Qualified Deferred Compensation Plan) as are offered to the Other Executives, subject to the eligibility requirements and other terms of such programs.

4.6	Expense Reimbursement. Subject to the requirements of Section 12.5, the Company will reimburse Executive for all reasonable out of pocket expenses incurred by him in the performance of his duties in accordance with the Company’s then-current reimbursement policies.

4.7	Modification of Compensation Programs and Arrangements. Executive’s compensation may be reviewed and adjusted by the Compensation Committee pursuant to its normal review policies. Executive’s participation in the programs referenced in this Agreement, and Executive’s participation in any other compensation, incentive or benefit programs, shall be subject to the terms and conditions of such programs, as the same may from time to time be amended or terminated by the Company.

5.	Relocation. In connection with Executive’s employment with the Company, during which he will be expected to work in the Company’s Boston area offices unless he is traveling on Company business, Executive shall be required to establish a residence in the Boston area, and shall use his best efforts to do so on or before July 1, 2017. To assist in the relocation, Executive will be eligible to participate in the Company’s relocation program, consisting of (i) guaranteed home buyout program based on current appraised value of Executive’s principal residence; (ii) reimbursement for the reasonable cost of selling Executive’s current residence and buying a new residence; (iii) two house hunting trips for Executive and his spouse; (iv) temporary housing for up to six months; (v) payment of an amount equal to one (1) month’s Base Salary for incidental expenses; and (vi) periodic trips to Tucson, Arizona prior to July 1, 2017, provided, however, that the collective expenses incurred pursuant to clauses (i) – (vi) of this Section 5 are subject to a maximum total reimbursement amount of $350,000. To the extent applicable, the imputed income for items (i) through (vi) above will be grossed up for tax purposes using the highest marginal tax rate. If Executive resigns his employment within one (1) year from the Start Date (other than for Good Reason in connection with a Change in Control Event as provided in Section 9), Executive will be required to repay a pro-rated portion all relocation benefits received under the Company’s relocation program (including the allocable portion any tax gross up paid with respect to such amount) (the “Relocation Benefits”), calculated as (i) the Relocation Benefits minus an amount equal to (ii) the Relocation Benefits multiplied by a fraction, the numerator of which is the number of days that Executive was employed in the one (1) year period following the Start Date, and the denominator of which is 365.

6.	Other Compensation. As a further inducement to Executive’s willingness to enter into this Agreement, the Company shall compensate Executive as follows:

6.1

Additional Time-Based Restricted Stock Units. In consideration of the bonus opportunity that Executive is foregoing from his prior employer in order to become employed by the Company on the Start Date, the Company shall, as of the Start Date, grant Executive such number of restricted stock units having an aggregate initial grant date value of $132,500 (an amount equal to the $175,000 foregone bonus opportunity less $42,000, the latter of which reflects a pro-rata portion of the prospective directors fees previously paid to Executive for his role as a Board member for the period from February 1, 2016 to January 31, 2017) as measured by the closing price of the Company’s common stock on the grant date (the “ Additional RSU Grant”). The Additional RSU Grant shall vest on the six-month anniversary of the grant date, subject to Executive’s continued

employment with the Company through such vesting date. The Additional RSU Grant shall be granted under and subject to the terms of the Company’s Amended and Restated 2009 Stock Incentive Plan. The Additional RSU Grant shall also be subject to Executive’s acceptance of the Company’s standard award agreement, which agreement includes a non-competition covenant.

6.2	No Additional Equity Grants. Executive acknowledges that the Company does not intend to make any additional equity grants to Executive (other than the RSU Grant and the Additional RSU Grant) during FY 17 and FY18, and that any equity grants after FY18 would be in the sole discretion of the Board.

7.	Termination of Employment.

7.1	Death or Disability. Executive’s employment shall terminate automatically upon Executive’s death or Disability (as defined below). If the Company determines in good faith that the Disability of Executive has occurred during the Employment Period, it may provide Executive with written notice in accordance with Section 16.6 of this Agreement of its intention to terminate Executive’s employment. In such event, Executive’s employment with the Company shall terminate effective on the 30th day after receipt of such notice by Executive (the “Disability Effective Date”). “Disability” shall, unless otherwise required under applicable law, mean the inability of Executive to perform the essential functions of Executive’s positions with the Company on a full-time basis as a result of incapacity due to mental or physical illness, which inability exists for 12 or more weeks during any rolling 12-month period.

7.2	By the Company. The Company may terminate Executive’s employment at any time, with or without Cause; provided, however, that in the event the Company terminates Executive’s employment without Cause, the Company shall provide at least thirty (30) days’ prior written notice to Executive of such termination (the “Company’s Notice Period”). During the Company’s Notice Period, Executive shall remain an employee of the Company, receiving his then-applicable Base Salary and benefits as may then be provided under Section 4.5 above, through the Date of Termination (as defined below). For purposes of this Agreement, “Cause” means (a) any intentionally dishonest, illegal, or insubordinate conduct which is materially injurious to the Company or any of its subsidiaries or which results in an improper substantial personal benefit, (b) material breach by Executive of any provision of any employment, nondisclosure, non-competition, or similar agreement or Company policy to which Executive is a party or is bound,, (c) Executive’s material nonperformance or gross dereliction of duty, or (d) Executive’s conviction of or plea of guilty to a felony or any crime involving moral turpitude.

7.3

By Executive. In the event Executive terminates his employment other than in connection with his death or Disability, Executive shall provide at least thirty (30) days’ prior written notice to the Company of such termination; provided, however, that the Company may elect to terminate Executive’s employment at any point during such period, and such termination shall not constitute a termination by the Company (the applicable period, the “Executive’s Notice Period.”) During Executive’s Notice Period, Executive shall remain an employee of the Company, and shall receive his then-applicable Base Salary and benefits as may then be provided under Section 4.5 above, through the Date of Termination.

7.4	Date of Termination. “Date of Termination” means (i) if Executive’s employment ends other than for death or Disability, Executive’s last day of employment with the Company; and (ii) if Executive’s employment is terminated by reason of death or Disability, the date of Executive’s death or the Disability Effective Date, as the case may be.

8.	Obligations of the Company upon Termination.

8.1	Termination for Any Reason or No Reason. In the event of the termination of Executive’s employment hereunder for any reason or for no reason, the Company will pay to Executive (or to his estate) (i) the portion of his Annual Base Salary that has accrued prior to such termination and has not yet been paid, (ii) an amount equal to the value of his accrued unused vacation days, (iii) reimbursement for expenses properly incurred by Executive on behalf of the Company prior to such termination and properly documented in accordance with Section 4.6 above, and (iv) to the extent not theretofore paid or provided, any other amounts or benefits required to be paid or provided or which Executive is eligible to receive under any plan or agreement of or with the Company through the Date of Termination (all such amounts, collectively, the “Accrued Obligations”). The Accrued Obligations will be paid as required by law but in any event promptly after termination or as provided by any applicable plan or agreement.

8.2	Termination by the Company Other Than for Cause Prior To The Second Anniversary of the Start Date, And Other Than by Reason of Executive’s Death or Disability, And Other than in Connection with a Change in Control Event. Subject to Executive’s execution of a separation and release of claims agreement (“Release Agreement”) containing, among other things, a general release of claims against the Company, its Affiliated Entities and each of their officers, directors, employees, agents and attorneys, and Executive’s reaffirmation of his continuing obligations under the Proprietary Information and Inventions Agreement and Non-Competition and Non-Solicitation Agreement (referenced below) and any other restrictive covenant agreements between Executive and the Company, in a form provided by the Company at the time of Executive’s departure that is the then-current standard form used by the Company for departing executives, and such Release Agreement becoming irrevocable within sixty (60) days following the Date of Termination (the “Severance Conditions”), if Executive’s employment is terminated by the Company prior to the Second Anniversary of the Start Date other than for Cause or by reason of Executive’s death or Disability, and other than in connection with a Change in Control Event (as defined below), then in addition to the Accrued Obligations, the Company shall:

8.2.1	Beginning on the sixtieth (60th) day following the Date of Termination pay to Executive a sum equal to the Annual Base Salary payments he would have received had he remained continuously employed by the Company following the Date of Termination and through the second anniversary of the Start Date, such payment to be made in approximately equal installments according to the Company’s then-current payroll practices (except as otherwise provided below in the case of amounts that are subject to a prior deferral election).

8.2.2	On the sixtieth (60th) day following the Date of Termination, provide Executive with a lump sum payment equal to his Annual Base Salary.

8.2.3	Provide continued coverage under the Company’s group medical and dental plans (the “Health Plans”), if and to the extent permitted by such plans and subject to their terms, and also subject to Executive paying his normal proportion of the cost thereof, for a period following the Date of Termination of employment and through the second anniversary of the Start Date (the “Benefits Period”), and if the Health Plans do not permit such continued coverage, and if Executive should be eligible for and properly elect health care continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), Executive’s COBRA payments, and if applicable for family coverage, for health coverage that is paid by the Company to active and similarly-situated employees who receive the same type of coverage, for the Benefits Period, unless the provision of the foregoing benefits will violate the nondiscrimination benefits of applicable law, in which case the Company payments will not apply. Any obligations under this Section 8.2.2 shall cease at such earlier time as Executive becomes eligible for coverage under another employer’s group medical plan, and Executive shall immediately inform the Company in writing of such occurrence.

8.2.4	Pay to Executive a sum equal to his actual incentive award, if any, as calculated according to the Annual Incentive Program for the fiscal year in which Executive’s termination occurs, payable at such time, in such amount (if any), and in the manner provided thereunder.

8.2.5	Provide that the service-based vesting of the RSU Grant shall be deemed satisfied such that Executive will receive the same benefits thereunder as he would have received had he remained employed through each applicable vesting date thereunder, payable at such time and in the manner provided thereunder, based on the level of achievement of applicable performance conditions (if any).

8.3	Death, Disability, by the Company for Cause, or by the Company Other Than For Cause on or After the Second Anniversary of the Start Date. If Executive’s employment is terminated by the Company for Cause, or by reason of Executive’s death or Disability, or by the Company other than for Cause on or after the second anniversary of the Start Date, this Agreement shall terminate without further obligations to Executive or Executive’s legal representatives under this Agreement, other than for payment of the Accrued Obligations.

8.4	Effect of Termination on Other Positions. If, on the Date of Termination, Executive is a member of the Board or the board of directors of any Affiliated Entity, or holds any other office or position with the Company or any Affiliated Entity, Executive shall, unless otherwise requested by the Company, be deemed to have resigned from all such offices and positions as of the Date of Termination. Executive agrees to execute such documents and take such other actions as the Company may request to reflect such resignation.

9.	Change of Control.

9.1	If, within twenty four (24) months following a Change in Control Event (the “CIC Period”), Executive’s employment is terminated by the Company without Cause and not for death or Disability, or if Executive resigns his employment for Good Reason, the Company shall, subject to the Severance Conditions, pay Executive, or pay on Executive’s behalf, (i) if the Date of Termination is prior to the second anniversary of the Start Date, the amounts set forth in Sections 8.1, and 8.2 above, (ii) if the Date of Termination is on or after the second anniversary of the Start Date, the amounts set forth in Section 8.1 only.

9.2	Notice of Termination. Following a Change in Control Event, any termination by the Company for Cause or by Executive for Good Reason pursuant to this Agreement shall be communicated by a Notice of Termination (as defined below) to the other party. A “Notice of Termination” means a written notice that (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, and (iii) if the date of termination is other than the date of receipt of such notice, specifies the date of termination (which shall be not more than 15 days after the giving of such notice). The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance that contributes to a showing of Good Reason or Cause, as the case may be, shall not waive any right of Executive or the Company or preclude Executive or the Company from asserting such fact or circumstance in enforcing Executive’s or the Company’s rights.

9.3	Change in Control Event. “Change in Control Event” means:

9.3.1	consummation of any merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation (except, in the case of both clauses (i) and (ii) above, any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation and in approximately the same relative proportions, at least 51% by voting power of the capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, of the parent corporation of such surviving or resulting corporation);

9.3.2	the issuance, sale or transfer, in a single transaction or series of related transactions, of capital stock representing at least 51% of the voting power of the outstanding capital stock of the Company immediately following such transaction;

9.3.3	the sale of all or substantially all of the assets of the Company; or

9.3.4	a change in the composition of the Board that results in the Continuing Directors (as defined below) no longer constituting a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (x) who was a member of the Board on the date of the initial adoption of the Plan by the Board or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board.

9.4	“Good Reason” means (i) the assignment to Executive of any responsibilities or duties inconsistent in any respect with Executive’s Position and Duties (as defined below), excluding any action that is remedied by the Company promptly after receipt of written notice given by Executive; (ii) any failure by the Company to provide any of the Ongoing Compensation (as defined below), excluding any failure that is remedied by the Company promptly after receipt of written notice given by Executive; (iii) the Company requiring Executive to be based at any location other than those locations described in the Position and Duties; (iv) any purported termination by the Company of Executive’s employment other than for Cause, death or Disability; or (v) Executive’s ceasing to be the Chief Executive Officer of a public company.

9.5	“Position and Duties” means (i) a position (including, without limitation, offices, titles, and reporting requirements), authority, duties, and responsibilities that are at least commensurate in all material respects with the most significant of, and the highest grade or level of, those that were held or exercised by Executive or assigned to Executive at any time during the 120-day period immediately preceding the Change in Control Event, and (ii) services that are performed at the location where Executive was employed immediately preceding the effective date of the Change in Control Event or any other location less than 35 miles from Peabody, Massachusetts.

9.6	“Ongoing Compensation” means, in connection with the CIC Period, (i) an annual base salary paid in accordance with the Company’s usual and customary payroll practices, equal to the base salary in effect immediately prior to the Change in Control Event. Executive’s annual base salary shall be reviewed at least annually and shall be adjusted at any time and from time to time as shall be consistent with adjustments in base salary generally awarded in the ordinary course of business to the Other Executives. Executive’s annual base salary shall not be reduced after any such increase, and, after any such increase, the term “annual base salary” shall refer to the annual base salary as so increased; (ii) eligibility for annual and long term bonuses in connection with the Company’s then existing incentive plans; (iii) eligibility (including for Executives’ family, as the case may be) to participate in and receive benefits under, all incentive, savings, retirement and welfare plans, practices, policies, and programs generally applicable to the Other Executives, but in no event shall such plans, practices, policies, and programs provide Executive’s (or Executive’s family) with incentive opportunities, savings opportunities, retirement benefits opportunities or welfare benefits that are, in each case, less favorable, in the aggregate, than the most favorable of the corresponding opportunities that were provided by the Company for Executive under such plans, practices, policies, and programs as were in effect at any time during the 120-day period immediately preceding the Change in Control Event; (iv) prompt reimbursement for all reasonable business expenses incurred by Executive in accordance with the practices, policies and procedures of the Company; and (v) paid vacation in accordance with the most favorable plans, practices, policies and programs of the Company as were in effect for Executive at any time during the 120-day period immediately preceding the Change in Control Event.

9.7	280G.

9.7.1

Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to Executive or for Executive’s benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and would, but for this Section 9.7 be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (A) the Net Benefit (as defined below) to Executive of the Covered Payments after payment of the Excise Tax to (B) the Net Benefit to Executive if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (A) above is less than the amount under (B) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”). “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes.

9.7.2	If there is a reduction pursuant to this Agreement, the Covered Payment reduction contemplated by the preceding section 9.7.1 shall be implemented by determining the “Parachute Payment Ratio” (as defined below) for each “parachute payment” and then reducing the “parachute payments” in order beginning with the “parachute payment” with the highest Parachute Payment Ratio. For “parachute payments” with the same Parachute Payment Ratio, such “parachute payments” shall be reduced based on the time of payment of such “parachute payments,” with amounts having later payment dates being reduced first. For “parachute payments” with the same Parachute Payment Ratio and the same time of payment, such “parachute payments” shall be reduced on a pro rata basis (but not below zero) prior to reducing “parachute payments” with a lower Parachute Payment Ratio. The term “Parachute Payment Ratio” shall mean a fraction the numerator of which is the value of the applicable “parachute payment” that must be taken into account by Executive for purposes of Section 4999(a) of the Code, and the denominator of which is the actual amount to be received by Executive in respect of the applicable “parachute payment”. For example, in the case of an equity grant that is treated as contingent on the change in control because the time at which the payment is made or the payment vests is accelerated, the denominator shall be determined by reference to the fair market value of the equity at the acceleration date, and not in accordance with the methodology for determining the value of accelerated payments set forth in Treasury Regulation Section 1.280G-1Q/A-24(b) or (c).

9.7.3	Any determination required under this Section 9.7, including whether any payments or benefits are parachute payments, shall be made by the Company in its sole discretion. Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section. The Company’s determination shall be final and binding on Executive.

10.	No Mitigation. In no event, except as set forth expressly in this or another agreement signed by Executive, shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and, subject to the aforesaid exception, such amounts shall not be reduced whether or not Executive obtains other employment.

11.	Restrictive Covenants/Other Conditions to Employment. As a condition of employment hereunder and the effectiveness of this Agreement, Executive shall, prior to commencing employment:

11.1	Execute and deliver to the Company the Proprietary Information and Inventions Agreement and Non-Competition and Non-Solicitation Agreement attached hereto as Exhibits A and B, respectively;

11.2	Make himself available for and cooperate regarding a drug test and background and credit checks, including a consumer report and an investigative consumer report;

11.3	Provide proof satisfactory to the Company of his eligibility to work in the United States, including the proof described in Form I-9; and

11.4	Sign all consents necessary to the accomplishment of the foregoing. Should Executive not satisfy the conditions set forth in this Section 11, or should the drug test or background check yield results unsatisfactory to the Company, Executive shall not commence employment and this Agreement shall be null and void, with no obligations owing to Executive.

12.	Payments Subject to Section 409A. Subject to the provisions in this Section 12, any severance payments or benefits under this Agreement shall begin only upon the date of Executive’s “separation from service” (determined as set forth below) which occurs on or after the date of termination of employment. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to Executive under this Agreement:

12.1	It is intended that each installment of the severance payments and benefits provided under this Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code and the guidance issued thereunder (“Section 409A”). Neither Executive nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

12.2	If, as of the date of Executive’s “separation from service” from the Company, Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments and benefits shall be made on the dates and terms set forth in this Agreement

12.3	If, as of the date of Executive’s “separation from service” from the Company, Executive is a “specified employee” (within the meaning of Section 409A), then:

12.3.1	Each installment of the severance payments and benefits due under this Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be paid at the time and in the matter set forth in this Agreement; and

12.3.2	Each installment of the severance payments and benefits due under this Agreement that is not described in paragraph 12.3.1 above and that would, absent this subsection, be paid within the six-month period following Executive’s “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of Executive’s second taxable year following the taxable year in which the separation from service occurs.

12.4	The determination of whether and when Executive’s separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this paragraph (d), “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-(h)(3).

12.5

All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

12.6	The Company may withhold (or cause to be withheld) from any payments made under this Agreement, all federal, state, city or other taxes as shall be required to be withheld pursuant to any law or governmental regulation or ruling.

13.	Return of Company Property. Upon termination of employment for any reason, Executive shall promptly return to the Company any keys, credit cards, passes, confidential documents or material, computer equipment, or other property belonging to the Company, and Executive shall also return all writings, files, records, correspondence, notebooks, notes and other documents and things (including any copies thereof) containing confidential information or relating to the business or proposed business of the Company or the Affiliated Entities or containing any trade secrets relating to the Company or the Affiliated Entities. For purposes of the preceding sentence, the term “trade secrets” shall have the meaning ascribed to it under the Uniform Trade Secrets Act. Executive agrees to represent in writing to the Company upon termination of employment that he has complied with the foregoing provisions of this Section.

14.	Assistance with Claims. Executive agrees that during and after his employment by the Company he will assist the Company and the Affiliated Entities in the defense of any claims, or potential claims that may be made or are threatened to be made against any of them in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), and will assist the Company and the Affiliated Entities in the prosecution of any claims that may be made by the Company or the Affiliated Entities in any Proceeding, to the extent that such claims may relate to Executive’s employment or the period of Executive’s employment by the Company. The Company agrees to reimburse Executive for all of Executive’s reasonable out-of-pocket expenses associated with such assistance, including travel expenses, and, in addition, following his separation from employment, compensate Executive at the rate of $300 per hour for Executive’s time spent in cooperation pursuant to this Section 14; provided, however, that (i) the Company will not pay Executive for time spent testifying in any arbitration, trial, administrative hearing or other proceeding, and (ii) if Executive’s employment with the Company ends under circumstances in which he is receiving severance benefits pursuant to Sections 8.2 or 9.1 above, the Company will not pay Executive for time spent in cooperation pursuant to this Section 14 during the period in which he is receiving such severance benefits. Any amounts to be paid to Executive pursuant to this Section 14 shall be paid by the Company no later than thirty (30) days of the date on which Executive provides documentation to the Company that such expenses were incurred.

15.	Legal Fees. The Company will reimburse Executive for up to $20,000 in reasonable legal fees incurred by Executive in connection with Executive’s review and negotiation of this Agreement. Such reimbursement will be paid no later than thirty (30) days after Executive submits substantiation of having incurred the legal fees, which Executive must do within sixty (60) days after they are incurred.

16.	Successors. This Agreement is personal to Executive and shall not be assignable by Executive without the prior written consent of the Company. This Agreement and any rights and benefits hereunder shall inure to the benefit of and be enforceable by Executive’s legal representatives, heirs or legatees. This Agreement and any rights and benefits hereunder shall inure to the benefit of and be binding upon the Company and its successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business.

17.	Miscellaneous.

17.1	Entire Agreement/Modification/Choice of Law/Enforceability/Jury Waiver. Both Executive and the Company acknowledge that this Agreement is the entire agreement of the parties, and supersedes any prior or contemporaneous discussions, understandings, or agreements, with respect to the subject matter hereof. This Agreement may be amended only in a written agreement duly executed by the parties hereto. This Agreement shall be deemed to have been made in the Commonwealth of Massachusetts and shall be governed by and construed in accordance with the laws of such Commonwealth, without giving effect to conflict of law principles. Both parties agree that any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to its formation or breach, or to Executive’s employment or the termination thereof, shall be commenced only in Massachusetts in a court of competent jurisdiction, and further acknowledge that venue for such actions shall lie exclusively in Massachusetts. Both parties hereby waive and renounce in advance any right to a trial by jury in connection with such legal action.

17.2	Withholding. The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

17.3	No Guarantee of any Tax Consequences. The Company makes no guarantee of any tax consequences with respect to any payment hereunder including, without limitation, under Section 409A of the Code.

17.4	Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, and this Agreement will be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).

17.5	Waiver of Breach. No waiver by any party hereto of a breach of any provision of this Agreement by any other party, or of compliance with any condition or provision of this Agreement to be performed by such other party, will operate or be construed as a waiver of any subsequent breach by such other party of any similar or dissimilar provisions and conditions at the same or any prior or subsequent time.

17.6	Notices. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, or prepaid overnight courier to the parties at the addresses set forth below (or such other addresses as shall be specified by the parties by like notice):

to the Company:

Analogic Corporation

8 Centennial Drive

Peabody, MA 01960

Attention: Chairman, Board of Directors

with a copy to:

Analogic Corporation

8 Centennial Drive

Peabody, MA 01960

Attention: Vice President and General Counsel

or to Executive:

At the most recent address maintained

by the Company in its personnel records

17.7	Each party, by written notice furnished to the other party, may modify the applicable delivery address, except that notice of change of address shall be effective only upon receipt. Such notices, demands, claims and other communications shall be deemed given in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery; or in the case of certified or registered U.S. mail, five days after deposit in the U.S. mail; provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received.

17.8	Survivorship. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

17.9	Counterparts. This Agreement may be executed in separate facsimile or electronic counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

17.10	Representations. Executive hereby acknowledges that he understands this Agreement, enters into this Agreement voluntarily, and that his employment under this Agreement will not conflict with any legal duty owed by him to any other party, or with any agreement to which he is a party or by which he is bound, including, without limitation, any non-competition or non-solicitation provision contained in any such agreement, and that he has disclosed to the Company all such agreements. Executive will not bring to the Company or any Affiliated Entity, use for their benefit or disclose to any of their employees, agents or contractors, or to anyone for their benefit any confidential or proprietary information of any other person, including, without limitation, any prior employer.

IN WITNESS THEREOF, Executive has hereunto set his hand, and the Company has caused this Agreement to be executed in its name and on its behalf, all as of the day and year first above written.

ANALOGIC CORPORATION	FRED B. PARKS

/s/ Bernard C. Bailey	/s/ Fred B. Parks
Bernard C. Bailey Board Member and Chairman of Analogic Corporation

Exhibit A

Proprietary Information and

Inventions Agreement

As a condition of my employment with Analogic Corporation, its subsidiaries, affiliates, successors, or assigns (collectively, “Analogic”), and in consideration of my employment or continued employment, as the case may be, with Analogic and my receipt of compensation now and hereafter paid to me by Analogic, I agree to the following terms and conditions of this Proprietary Information and Inventions Agreement (the “Agreement”):

1. Proprietary Information.

a.	“Analogic Proprietary Information” means all information (whether or not patentable or copyrightable or protectable as trade secret) that is (1) non-public, confidential, and proprietary in nature and (2) owned, possessed, developed, created, or discovered by Analogic including, but not limited to, by or through its officers, agents, employees, advisors, or consultants.

b.	Analogic Proprietary Information includes, but is not limited to, data, know-how, manufacturing methods, formulas, algorithms, computer programs, processes, designs, sketches, photographs, plans, drawings, product concepts, improvements, specifications, samples, reports, laboratory notebooks, vendor names, customer and prospective customer names, distributor names, cost and pricing information, market definitions, business plans, marketing plans, financial plans, customer and prospective customer development information and strategies, business development opportunities, sales methods, inventions, trade secrets, ideas, research and development activities and plans, and employee and personnel information, including compensation, skill, and areas of expertise.

c.	I understand that the above list is not exhaustive, and that Analogic Proprietary Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

2. Access to Proprietary Information. I understand and acknowledge that, during the course of my employment, I will have access to and learn about Analogic Proprietary Information. I further understand and acknowledge that Analogic’s ability to reserve its proprietary information for the exclusive knowledge and use of my position at Analogic is of great competitive importance and commercial value to Analogic, and my improper use or disclosure of the Analogic Proprietary Information might cause Analogic to incur financial costs, loss of business advantage, liability under confidentiality agreements with third-parties, civil damages, or criminal penalties.

3. Confidentiality. I agree, both during and after my employment with Analogic, to keep Analogic Proprietary Information secret. I agree not to directly or indirectly disclose, record, or in any way make use of Analogic Proprietary Information except as required in the performance of my duties and responsibilities as an employee of Analogic and under conditions that protect the Analogic Proprietary Information consistent with the terms of this Agreement. I also agree not to remove or otherwise transmit Analogic Proprietary Information from Analogic’s premises or possession without the consent of an authorized Analogic representative. Further, I agree to keep secret any third party information, including, but not limited to, information received by Analogic from customers, prospective customers, and suppliers, to which I am given access that is covered by a confidentiality agreement between Analogic and the third party, and I will adhere to the terms of the agreement between Analogic and the third party.

4. Rights in Proprietary Information. All Analogic Proprietary Information, as well as all patents, patent rights, copyrights, copyrightable works, trade secret rights, trademark rights, and other rights (including, without limitation, intellectual property rights) anywhere in the world related to Analogic Proprietary Information, is, and shall be, the sole and exclusive property of Analogic.

5. Return of Proprietary Information. I agree to deliver all tangible Analogic Proprietary Information in my possession, including all copies or computer records thereof, along with any other Analogic property, to Analogic on or before my last day of employment with Analogic. I further agree thereafter not to make any written record of such Proprietary Information nor to make use of such Proprietary Information.

6. Term. I understand and acknowledge that my obligations under this Agreement with regard to any particular Analogic Proprietary Information shall commence immediately upon my first having access to such Analogic Proprietary Information (whether before or after I begin employment by Analogic) and shall continue during and after my employment by Analogic until such time as such Analogic Proprietary Information has become public knowledge other than as a result of my breach of this Agreement or breach by those acting in concert with me or on my behalf.

7. Work for Hire. I acknowledge that, by reason of being employed by Analogic at the relevant times, to the extent permitted by law, all writings, works of authorship, technology, inventions, discoveries, ideas, and other work product of any nature whatsoever (collectively referred to as Work Product) consisting of copyrightable subject matter is “work made for hire” as defined in the Copyright Act of 1976 (17 U.S.C. § 101), and such copyrights are therefore owned by Analogic. Nothing contained in this Agreement shall be construed to reduce or limit Analogic’s rights, title or interest in any Work Product or Inventions so as to be less in any respect than I would have had in the absence of this Agreement.

8. Employee Inventions.

a.	I agree that all Employee Inventions are and shall be the sole and exclusive property of Analogic, which shall own all right, title, and interest in and to all Analogic Inventions to the fullest extent under applicable law.

b.	“Inventions” means all inventions, including, but not limited to, new discoveries, concepts, inventions, and developments, as well as improvements, modifications, enhancements, and derivative works, and all know-how, processes, techniques, formulas, ideas, circuits, designs, copyrightable works (to the extent not “work for hire” treated under Section 7), trademarks, and trade secrets.

c.	“Employee Inventions” means Inventions that: (1) result from any work performed directly or indirectly by me for Analogic; (2) result, at least in part, from my use of Analogic’s time, equipment, supplies, facilities, trade secret information, or resources generally; or (3) relate, at the time of conception or reduction to practice of the Invention, to Analogic’s business, project, or products or to the manufacture or use thereof or the actual or demonstrably anticipated research or development of Analogic.

9. Employee Inventions: Disclosure and Assignment.

a.	I agree both during and after my employment with Analogic, to disclose promptly and in writing all Employee Inventions that I, solely or jointly with others, make, author, discover, develop, conceive, and/or reduce to practice at any time during the term of my employment by Analogic. I will make this disclosure to my immediate supervisor or any other individual designated by Analogic.

b.	I hereby assign and agree to assign to Analogic or its designee, without further consideration, my entire right and interest in and to all Employee Inventions, including all rights to obtain, register, and enforce patents, copyrights, mask work rights, and other intellectual property protection for such Analogic Inventions, as works made for hire.

c.	I hereby assign and agree to assign to Analogic all Inventions I conceive of or reduce to practice within one year following the end of my employment with Analogic (whether voluntary or otherwise), if the Invention is based on Analogic Proprietary Information obtained by me during my employment with Analogic. Any patent application anywhere in the world that is filed within the six month period following the end of my employment with Analogic shall be presumed to be based on Analogic’s Proprietary information obtained by me during my employment with Analogic.

10. Other Rights. To the extent any copyrights are assigned under this Agreement, I hereby irrevocably waive, to the extent permitted by applicable law, any and all claims I may now or hereafter have in any jurisdiction to all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as “moral rights” with respect to all Inventions and Work Product therein.

11. No License. I understand and acknowledge that this Agreement does not, and shall not be construed to, grant me any license or right of any nature with respect to any Employee Inventions, work product, or Analogic Proprietary Information.

12. Cooperation. I agree to execute all documents reasonably necessary to perfect such intellectual property rights or to assign those rights to Analogic or its designee. I further agree to assist Analogic (at Analogic’s expense), during the term of my employment and as reasonably necessary thereafter, in obtaining, protecting, and/or enforcing patents, copyrights, or other forms of Inventions and Analogic Proprietary Information. I hereby irrevocably designate and appoint Analogic as my agent and attorney-in-fact to act for and in my behalf to execute and file any document and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by me.

13. Disclosure of Prior Inventions. As a matter of record I attach hereto a complete list of all inventions or improvements which have been made or conceived or first reduced to practice by me alone or jointly with others which I desire to remove from the operation of this Agreement, and I covenant that such list is complete. If no such list is attached to this Agreement, I represent that I do not have such inventions and improvements at the time of signing this Agreement.

14. No Contrary Agreements. I represent that my performance of all the terms of this Agreement and as an employee of Analogic does not and will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust outside my employment with Analogic and I agree not to enter into any agreements either written or oral in conflict with this Agreement.

15. Non-Solicitation. I acknowledge that the Corporation has expended and continues to expend significant time and expense in recruiting and training its employees and that the loss of employees and any resulting Analogic Proprietary Information would cause significant and irreparable harm to the Corporation. Therefore, I agree not to directly or indirectly solicit, hire, recruit, attempt to hire or recruit, or induce the termination of employment of any employee of the Corporation for a period of 12 months starting on the last day of my employment with the Corporation.

16. Statutory Protections. I understand that nothing in this Agreement is designed to interfere with, restrain, or prevent employee communications protected by state or federal law, including as protected by (a) section 7 of the National Labor Relations Act (or court order), regarding wages, hours, or other terms and conditions of employment, (b) FINRA Rule 21F-17, or (c) the immunity provided under 18 U.S.C. section 1833(a) for confidential disclosures of trade secrets to government officials or lawyers solely for the purpose of reporting or investigating a suspected violation of law or in a sealed filing in court or other proceeding relating to such suspected violation.

17. Irreparable Harm. I acknowledge that the Analogic Proprietary Information (and Analogic’s ability to reserve it for the exclusive knowledge and use of the company) is of great competitive importance and commercial value to Analogic. I further acknowledge that improper use or disclosure of Analogic Proprietary Information would cause irreparable harm to Analogic for which remedies at law would not be adequate. In the event of my breach of this Agreement or any threatened breach, I hereby agree that Analogic shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction. Analogic will not be required to post any bond or other security, to show any actual damages, or to show that monetary damages would not afford an adequate remedy. The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages, or other available forms of relief.

18. Miscellaneous.

a.	Nothing in this Agreement will in any way terminate, supersede, undermine, or otherwise modify the at-will status of the employment relationship between me and Analogic, pursuant to which either the Corporation or I may terminate the employment relationship at any time, with or without cause and with or without notice.

b.	This Agreement shall be governed by and construed under the laws of the jurisdiction in which I work. The failure of Analogic to enforce its rights under this Agreement at any time shall not be construed as a waiver of such rights. In the event that any one or more of the provisions, or portions thereof, contained or referenced in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, such circumstances shall not affect any other provision hereof and this Agreement shall continue in full force and effect and be construed as if such provision, to the extent that it is invalid, illegal or unenforceable, had never been contained herein. I consent to the jurisdiction of the Massachusetts courts in connection with any dispute or action that arises out of this Agreement.

c.	Analogic may assign its rights hereunder in connection with a transfer of all or any part of its business operations or otherwise to any affiliate, subsidiary, parent, or successor of Analogic of all or part of the business; however, any corporate parents, subsidiaries, or affiliates of Analogic, which are benefited by this Agreement, may enforce this Agreement without need for any assignment of this Agreement.

d.	This Agreement shall be binding upon me, my heirs, executors, assigns, and administrators and shall inure to the benefit of Analogic, its successors and assigns.

e.	This Agreement constitutes the entire agreement between me and Analogic related to the subject matter herein. Notwithstanding the foregoing, this Agreement does not purport to set forth all of the terms and conditions of my employment, and, as an employee of Analogic, I have obligations to Analogic which are not described in this Agreement. However, the terms of this Agreement govern over any such terms that are inconsistent with this Agreement, and supersede the terms of any similar form that I may have previously signed.

Signature:	/s/ Fred B. Parks
Print Name:	Fred B. Parks
Date:	27 October 2016

Exhibit B

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This Non-Competition and Non-Solicitation Agreement (the “Agreement”) is made between Analogic Corporation (the “Company”), and Fred B. Parks (“Executive”).

In consideration of the employment of Executive by the Company, Executive and the Company agree as follows:

1. Non-Competition and Non-Solicitation. While Executive is employed by the Company and for a period of one year after the cessation of such employment for any reason, Executive will not directly or indirectly:

(a) Engage or assist others in engaging in any business or enterprise (whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of a publicly-held company) that (i) is competitive with the business of the Company or any of its subsidiaries, including but not limited to any business or enterprise that develops, manufactures, markets, licenses, sells or provides any product or service that competes with any product or service developed, manufactured, marketed, licensed, sold or provided, or planned to be developed, manufactured, marketed, licensed, sold or provided, by the Company or any of its subsidiaries while Executive was employed by the Company, and (ii) conducts business in any territory in which the Company or any of its subsidiaries conducts business, or plans to conduct business, at the time Executive ceases to be employed by the Company; or

(b) Either alone or in association with others, solicit, divert or take away, or attempt to divert or take away, the business or patronage of any of the clients, customers, or business partners of the Company or any of its subsidiaries which were contacted, solicited, or served by the Company or any of its subsidiaries during the 12-month period prior to the cessation of Executive’s employment with the Company; or

(c) Either alone or in association with others (i) solicit, induce or attempt to induce, any employee or independent contractor of the Company or any of its subsidiaries to terminate his or her employment or other engagement with the Company or any of its subsidiaries, or (ii) hire, or recruit or attempt to hire, or engage or attempt to engage as an independent contractor, any person who was employed or otherwise engaged by the Company or any of its subsidiaries at any time during the term of Executive’s employment with the Company; provided, that this clause (ii) shall not apply to the recruitment or hiring or other engagement of any individual whose employment or other engagement with the Company or any of its subsidiaries has been terminated for a period of six months or longer, or, in the case of an independent contractor, if engaging such independent contractor would not interfere with such independent contractor’s provision of services to the Company or any of its subsidiaries.

(d) Extension. If Executive violates the provisions of any of the preceding paragraphs of this Section 1, Executive shall continue to be bound by the restrictions set forth in such paragraph until a period of one year has expired without any violation of such provisions.

2. Miscellaneous.

(a) Equitable Remedies. Executive acknowledges that the restrictions contained in this Agreement are necessary for the protection of the business and goodwill of the Company and its subsidiaries and are considered by Executive to be reasonable for such purpose. Executive agrees that any breach or threatened breach of this Agreement is likely to cause the Company and its subsidiaries substantial and irrevocable damage which is difficult to measure. Therefore, in the event of any such breach or threatened breach, Executive agrees that the Company, in addition to such other remedies which may be available, shall have the right to obtain an injunction from a court restraining such a breach or threatened breach without posting a bond and the right to specific performance of the provisions of this Agreement and Executive hereby waives the adequacy of a remedy at law as a defense to such relief.

(b) Obligations to Third Parties. Executive acknowledges and represents that this Agreement and Executive’s employment with the Company will not violate any continuing obligation Executive has to any former employer or other third party.

(c) Disclosure of this Agreement. Executive hereby authorizes the Company to notify others, including but not limited to customers of the Company and any of its subsidiaries and any of Executive’s future employers or prospective business associates, of the terms and existence of this Agreement and Executive’s continuing obligations hereunder.

(d) Not Employment Contract. Executive acknowledges that this Agreement does not constitute a contract of employment, does not imply that the Company will continue his employment for any period of time and does not change the at-will nature of his employment.

(e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation with which, or into which, the Company may be merged or which may succeed to the Company’s assets or business, provided, however, that the obligations of Executive are personal and shall not be assigned by him. Executive expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any subsidiary or affiliate thereof to whose employ Executive may be transferred without the necessity that this Agreement be re-signed at the time of such transfer.

(f) Interpretation. If any restriction set forth in Section 1 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

(g) Severability. In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

(h) Waivers. No delay or omission by the Company in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (without reference to the conflicts of laws provisions thereof). Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this Agreement shall be commenced only in a court of the Commonwealth of Massachusetts (or, if appropriate, a federal court located within Massachusetts), and the Company and Executive each consents to the jurisdiction of such a court. THE COMPANY AND EXECUTIVE EACH HEREBY IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING UNDER OR

RELATING TO ANY PROVISION OF THIS AGREEMENT.

(j) Entire Agreement; Amendment. This Agreement supersedes all prior agreements, written or oral, between Executive and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by Executive and the Company. Executive agrees that any change or changes in his duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

(k) Captions. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

EXECUTIVE ACKNOWLEDGES THAT HE HAS CAREFULLY READ THIS AGREEMENT AND UNDERSTANDS AND AGREES TO ALL OF THE PROVISIONS IN THIS AGREEMENT.

ANALOGIC CORPORATION

Date: 27 OCT 2016	By:	/s/ Bernard C. Bailey

Date: 27 October 2016	/s/ Fred B. Parks
Fred B. Parks

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